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ANNUAL REPORTS
FORM X-17A-5
PART III

NOV 28 2022

Washington DC

413

SEC FILE NUMBER
8-47762

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __October 1, 2021__ AND ENDING __September 30, 2022__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Group One Trading, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 South Financial Place, Ste. 3400

(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Grosam	**312-294-2345**	chad.grosam@group1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Chad Grosam _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Group One Trading, L.P. _____, as of 9/30 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026
```

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



Report of Independent Registered Public Accounting Firm

General Partner of Group One Trading, L.P.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Group One Trading, L.P. (the Partnership) as of September 30, 2022, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Partnership Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Partnership's auditor since 2007.

Chicago, Illinois
November 23, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

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Group One Trading, L.P.

Statement of Financial Condition
September 30, 2022

Assets	
Cash	$ 894,753
Receivable from clearing broker	683,763,935
Securities owned, pledged, at fair value	18,157,512,988
Right-of-use assets	10,674,220
Other assets	120,499
Total assets	$ 18,852,966,395
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 18,532,440,006
Compensation payable	53,887,195
Lease obligations	12,474,276
Accounts payable and other liabilities	11,579,910
Liabilities other than General Partner's capital subject to mandatory redemption	18,610,381,387
General Partner's capital subject to mandatory redemption	223,379,214
Total liabilities	18,833,760,601
Partners' capital	19,205,794
Total liabilities and partners' capital	$ 18,852,966,395

See Notes to Statement of Financial Condition.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Group One Trading, L.P., a California limited partnership (the Partnership), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Partnership is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

Significant accounting policies are as follows:

The Partnership follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Receivable from clearing broker consists primarily of amounts due for settled and unsettled securities transactions.

Income taxes: The Partnership is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income or loss.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2022. The Partnership is generally not subject to examination by United States federal and state tax authorities for the tax years before 2017.

General Partner's capital subject to mandatory redemption: The General Partner's capital subject to mandatory redemption is classified as a liability (see Note 3).

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 2.   Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Partnership to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national midpoint best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 2.   Fair Value Measurement and Derivative Financial Instruments (Continued)

The following summarizes the Partnership's assets and liabilities measured at fair value on a recurring basis at September 30, 2022, within the fair value hierarchy:

Description	Fair Value (Level 1)
Assets	
Securities owned	
Equity securities	$ 6,947,905,126
Equity options	11,209,241,202
Receivable from clearing broker	
Futures on equity products, net (derivative assets of $1,851,570 and derivative liabilities of $618,450)	1,233,120
Certificate of deposit	366,660
	$ 18,158,746,108
Liabilities	
Securities sold, not yet purchased	
Equity securities	$ 5,915,868,760
Equity options	12,616,571,246
	$ 18,532,440,006

The Partnership had no financial instruments classified as Level 2 or Level 3 in the fair value hierarchy as of or during the year ended September 30, 2022.

At September 30, 2022, amounts receivable from clearing broker and securities owned and held with the Clearing Broker of $18,840,910,263 collateralize securities sold, not yet purchased.

The certificate of deposit collateralizes a bank letter of credit issued in connection with office space lease obligations of the Partnership. The certificate of deposit is reflected at cost which approximates fair value.

The Partnership's derivative activities consist of the trading of exchange-traded equity options and futures contracts. As a liquidity provider in various exchange-traded equity option contracts, the Partnership employs arbitrage trading strategies between exchange-traded securities, options and futures contracts. Since the Partnership's trading is primarily arbitrage in nature, the notional value of open derivatives is not representative of the risk. The Partnership attempts to keep market risk exposure minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Partnership does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood under GAAP. Note 8 describes the risks associated with trading derivative contracts.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 3. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Partnership's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a non-redeemable investment in the Partnership that may not be distributed, except upon dissolution of the Partnership. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Partnership to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Partnership is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Partnership's annual income is allocated to the Class A interest, and the balance is allocated to the Class B interest. Losses are first allocated to the Class B interest until such interest is reduced to zero, and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Partnership's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as the General Partner's capital subject to mandatory redemption in the accompanying financial statements.

The Partnership's limited partnership agreement also provides for three series of limited partnership assignees (the Assignees) with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees collectively receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units. For the year, the Partnership paid $5,687 of such interest.

The Partnership agreement provides, among other things, that the Partnership shall dissolve no later than December 31, 2043.

Note 4. Related-Party Transactions

Dynamex Trading LLC (Dynamex) and Group One Futures Trading LLC (GOFT) are both subsidiaries of the General Partner.

Dynamex provides securities and derivative execution services to the Partnership.

Pursuant to a written agreement, the Partnership provides Dynamex and GOFT with office space, certain administrative services and payroll processing. Included in accounts payable and other liabilities on the statement of financial condition is a payable to Dynamex of $202,445 related to floor brokerage and exchange fees offset by amounts reimbursable to the Partnership related to payroll processing amounts and other services.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 5.   Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Partnership. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. One portion of the contingent compensation, subject to certain conditions, is earned upon termination of the trader's employment. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results. A second portion of the contingent compensation may be advanced to traders, secured by their equity. A third portion of the contingent compensation may be paid to the trader in the following fiscal year(s) if the trader has achieved certain trading results. Included in compensation payable, are contingent compensation payable to traders of $14,774,723.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Partnership. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. Contingent compensation is generally advanced to the employee, secured by their equity, and may be recaptured within two years after the date of the award if, among other things, the Partnership does not achieve certain results and the employee is terminated. Included in compensation payable are contingent compensation payable to other employees of $2,145,227.

Employees may be awarded vesting units in the General Partner. The units are partially vested and have no capital account or cash value at issuance. The units vest in full over a five-year period and may be forfeited if the employee's employment terminates. Included in payable to General Partner capital subject to mandatory redemption is $240,000 due to the awards.

The Partnership maintains a 401(k) profit sharing plan covering all eligible employees. The Partnership may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Included in accounts payable and accrued liabilities is $465,000 for future matching contributions.

Note 6.   Leases

The Partnership leases office space, equipment, and communications services under non-cancelable operating lease agreements with third parties that expire on various dates through June 30, 2029.

The Partnership determines if an arrangement is an operating lease at inception. All operating leases with an initial term of 12 months or more are recorded on the statement of financial condition with right-of-use assets representing the right to use the underlying asset for the lease term and lease liability representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments.

Office leasehold improvements and incentives are held at the General Partner.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 6. Leases (Continued)

At September 30, 2022, minimum annual commitments pursuant to lease agreements are as follows:

	Office Leases		IT Infrastructure Leases		Total	
2023	$	1,164,841	$	2,473,660	$	3,638,501
2024		913,944		1,975,973		2,889,917
2025		979,537		1,831,441		2,810,978
2026		1,021,563		772,846		1,794,409
2027		1,038,925		-		1,038,925
Thereafter		1,839,808		-		1,839,808
Total Lease Payments		6,958,618		7,053,920		14,012,538
Less: Imputed interest		1,234,272		303,990		1,538,262
Present value of lease liabilities	$	5,724,346	$	6,749,930	$	12,474,276

Other information related to leases as of September 30, 2022 was as follows:

Weighted average remaining lease term (years): Operating Leases	4.630 years
Weighted average discount rate: Operating Leases	4.239%

Note 7. Contingencies and Indemnifications

In the normal course of business, the Partnership is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

The Partnership also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. Management of the Partnership expects the risk of loss to be remote.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 8.   Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Partnership sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at September 30, 2022, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2022.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared by Merrill Lynch Professional Clearing Corp. (the Clearing Broker), which also maintains and finances the Partnership's securities positions. Pursuant to agreement and SEC asset segregation rules, the risk is partially mitigated as the Clearing Broker is required to comply with the rules governing the segregation of customers' funds and securities. In the event of the insolvency of the Clearing Broker or in the event that it does not fulfill its obligations, the Partnership may be exposed to risk. The Partnership does not anticipate non-performance by its Clearing Broker. In addition, the Partnership has a policy of reviewing the creditworthiness of its Clearing Broker on a regular basis.

Group One Trading, L.P.

Notes to Statement of Financial Condition

Note 9.   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital changes from day-to-day, but as of September 30, 2022, the Partnership had net capital of approximately $18,000,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital.

Note 10.   Subsequent Events

Management of the Partnership evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.